[FEMSA Letterhead]

October 9, 2007

VIA EDGAR AND FACSIMILE

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fomento Económico Mexicano, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2006 File No. 333-08752

Dear Mr. Moran:

By letter dated September 24, 2007 (the “Comment Letter”), the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F for the fiscal year ended December 31, 2006, as filed on June 28, 2007 by Fomento Económico Mexicano, S.A.B. de C.V. (the “Company”). The Staff has requested that the Company respond to the Comment Letter within ten (10) business days or otherwise inform the Staff when we will respond.

We have reviewed the Comment Letter and are in the process of preparing our response. We intend to submit such response to you no later than October 22, 2007.

Thank you for your consideration. If you or any other member of the Staff has any questions, please do not hesitate to contact Duane McLaughlin or Matthew Stitzer, our outside legal counsel, at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/  Javier Astaburuaga Sanjines

Javier Astaburuaga Sanjines

Executive Vice President of Finance

and Strategic Development and

Chief Financial Officer

cc:	Duane McLaughlin, Esq.
Cleary Gottlieb Steen & Hamilton LLP